ANN TAYLOR
NEWS RELEASE
142 WEST 57TH STREET NEW YORK, N.Y. 10019

FOR IMMEDIATE RELEASE

ANN TAYLOR ANNOUNCES FISCAL YEAR 2002 SECOND QUARTER EARNINGS, MOST PROFITABLE SECOND QUARTER TO DATE AND $50 MILLION SECURITIES BUY-BACK PROGRAM

NEW YORK, NEW YORK, August 14, 2002 – Ann Taylor Stores Corporation (NYSE: ANN) announced today net income for the second quarter ended August 3, 2002 of $18,202,000, or $0.39 per share on a diluted basis (on an average of 48.5 million shares outstanding), compared to net income of $6,399,000, or $0.15 per share on a diluted basis (on an average of 43.9 million shares outstanding), in the second quarter of fiscal 2001. Fiscal 2001 second quarter earnings per share and shares outstanding have been restated for the effect of the 3-for-2 stock split that occurred in May 2002. There was no goodwill amortization recorded in the second quarter of fiscal 2002, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which the Company adopted in February 2002. Excluding the amortization of goodwill, second quarter fiscal 2001 net income and earnings per share on a diluted basis (restated for the effect of the 2002 stock split) would have been $8,961,000 or $0.20 per share on a diluted basis.

As previously reported, total net sales for the second quarter of fiscal 2002 increased 10.6 percent to $343,143,000, from $310,292,000 in the second quarter of fiscal 2001. Comparable store sales for the second quarter of fiscal 2002 decreased 0.2 percent, compared to a comparable store sales decrease of 12.9 percent in the second quarter of fiscal 2001. Comparable store sales by division for the quarter were up 0.3 percent for Ann Taylor stores, compared to a 17.2 percent decrease last year and down 1.5 percent for Ann Taylor Loft stores, compared to a 1.5 percent increase last year.

Ann Taylor Chairman J. Patrick Spainhour said, "The second quarter of 2002 was our most profitable second quarter to date and follows our most profitable first quarter in history. Gross margin on both full price and non-full price sales was strong throughout the season at both of our retail concepts, exceeding our expectations."

Mr. Spainhour continued, "Based on stronger gross margin run rates in the first half of the year, last week we raised our third quarter earnings per share guidance to a range of $0.50 - $0.51 from a range of $0.45 - $0.46. Comparable sales for the third quarter are expected to be in the mid-single digits positive range, with August projected to be low-single digits negative to flat, September projected to be high mid-single digits positive, and October projected to be low-single digits positive. For the fourth quarter we remain comfortable with current earnings per share guidance in the range of $0.32 - $0.33. Comparable sales guidance for the fourth quarter is flat to last year. Full year earnings per share guidance is now in the range of $1.66 - $1.68."

Inventory levels at the end of the second quarter were down approximately 25 percent on a per square foot basis, compared to the prior year. This comparison excludes inventory attributable to Ann Taylor Global Sourcing. Inventory levels for the second quarter were lower than anticipated due to an increase in sales volume and the receipt of

some fall product in August that was expected to be received in July. The Company expects inventory levels will be down 10 – 15 percent for the full year, compared to last year.

Gross margin, as a percentage of net sales increased to 52.8 percent in the second quarter of fiscal 2002, compared to 49.0 percent in the second quarter of fiscal 2001. The increase in gross margin as a percentage of net sales is primarily due to higher margin rates achieved on both full price and non-full price sales at both divisions.

Selling, general and administrative expenses during the second quarter of fiscal 2002 as a percentage of net sales were flat to last year, at $150,425,000, or 43.8 percent of net sales, compared to $135,833,000, or 43.8 percent of net sales, in the second quarter of fiscal 2001. Efficiencies in Ann Taylor store operations, lower internet costs and reduced marketing spend were offset by an increase in the provision for management performance bonus.

Operating profit was 9.0 percent of net sales in the second quarter of fiscal 2002, compared to 5.2 percent (excluding the amortization of goodwill) in the second quarter of last year.

During the quarter, the Company opened one new Ann Taylor store and three new Ann Taylor Loft stores. The total store count at the end of the second quarter of fiscal 2002 was 555, comprised of 344 Ann Taylor stores, 183 Ann Taylor Loft stores, and 28 Ann Taylor Factory stores. For the remaining fiscal year, the Company plans to open approximately five Ann Taylor stores and 23 Ann Taylor Loft stores bringing the fiscal 2002 year total to approximately 45 store openings.

Total store square footage increased to 3,152,000 square feet as of August 3, 2002 from 2,838,000 square feet at the end of the second quarter of fiscal 2001.

Total long-term debt at August 3, 2002 was $119,951,000. At the end of the quarter, the Company had no borrowings outstanding under its $175,000,000 credit facility.

For the full Spring season (fiscal year-to-date period ending August 3, 2002), the Company's net income was $39,124,000, or $0.84 per share on a diluted basis (on an average of 48.4 million shares outstanding), compared to net income of $17,343,000 or $0.40 per share on a diluted basis (on an average of 47.2 million shares outstanding), for the same period last year. Excluding the amortization of goodwill, Spring 2001 net income and earnings per share on a diluted basis would have been $22,665,000 and $0.51, respectively. All fiscal 2001 Spring season earnings per share and shares outstanding have been restated for the effect of the 3-for-2 stock split that occurred in May 2002.

Spring 2002 net sales totaled $688,535,000, up 11.5 percent from $617,382,000 in Spring 2001, and comparable store sales decreased 0.1 percent in Spring 2002 compared to the same season last year. Gross margin as a percent of net sales for the 2002 Spring season was 53.4 percent, compared to 50.5 percent in Spring 2001. The increase in gross margin as a percentage of net sales is primarily due to higher margin rates achieved on both full price and non-full price sales at both divisions. Selling, general and administrative expenses as a percentage of total sales were 43.8 percent in Spring 2002, compared to 44.0 percent in Spring 2001. The decrease in selling, general and administrative expenses as a percentage of net sales in Spring 2002 compared to Spring 2001 was primarily the result of efficiencies gained in Ann Taylor store operations and lower internet costs, partially offset by an increase in the provision for management performance bonus.

The Company also announced today that its Board of Directors authorized a $50 million securities repurchase program. Under this program, purchases of shares of the Company's Common Stock and/or its Convertible Debentures due 2019 will be made from time to time, subject to market conditions and at prevailing market prices, through open market purchases or in privately negotiated transactions. The repurchase program is subject to compliance with the Company's credit agreement. Repurchased shares of Common Stock will become treasury shares and may be used for general corporate and other purposes and repurchased Convertible Debentures will be cancelled.

Additionally, Ann Taylor Chairman and Chief Executive Officer J. Patrick Spainhour and Ann Taylor Chief Financial Officer James Smith signed and filed sworn statements with the U.S. Securities and Exchange Commission (SEC) affirming the accuracy of SEC filings made by the Company in 2002. The documents for which Spainhour and Smith signed include Ann Taylor's 10-K for 2001, its 10-Q report for the first quarter of 2002, and its 2002 proxy statement.

The Company also announced two executive appointments. Mark Eisen, who for 14 years headed his own, highly successful design business, will be joining the Company as Senior Vice President of Design for the Ann Taylor division, effective August 19, 2002. In his new position Mr. Eisen will report to Kim Roy, President of the Ann Taylor Division. The Company has continued to refine the design and merchandising staff at the Ann Taylor division. In addition, Bud Wagner, formly of Cap Gemini/Ernst & Young, will be joining the Company as Senior Vice President of Information Systems, effective September 9, 2002. Mr. Wagner will report to Barry Erdos, Chief Operating Officer of Ann Taylor.

Kim Roy, President of the Ann Taylor Division said, "We are very happy to have Mark Eisen join the Ann Taylor Team. He will work with me to ensure that our collection has a consistently high quality in keeping with our clients' expectations."

Mr. Wagner brings with him 25 years of experience in information technology and management consulting and will be replacing retiring Wolly Morin. Barry Erdos, Chief Operating Officer of Ann Taylor said, "Bud's wealth of knowledge about information systems, technology investments, distribution initiatives, sourcing systems and telecommunications solutions make him a welcome addition to our team. We extend our sincere appreciation to Wolly for all of the significant contributions he has made during his tenure at Ann Taylor."

Ann Taylor is one of the country's leading women's specialty retailers, operating 555 stores in 42 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com as of August 3, 2002.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately customer fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; lack of sufficient customer acceptance of the Ann Taylor Loft concept in the upper-moderate-priced women's apparel market; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set fourth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.

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Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen D. Riely
Director, Investor Relations
(212) 541-3484

ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Quarters and Six Months Ended August 3, 2002 and August 4, 2001
(unaudited)

	Quarters Ended		Six Months Ended	
	August 3, 2002	August 4, 2001	August 3, 2002	August 4, 2001
	(in thousands, except per share amounts)			
Net sales	$343,143	$310,292	$688,535	$617,382
Cost of sales	161,965	158,289	320,794	305,727
Gross profit	181,178	152,003	367,741	311,655
Selling, general and administrative expenses	150,425	135,833	301,506	271,551
Amortization of goodwill	---	2,760	---	5,520
Operating income	30,753	13,410	66,235	34,584
Interest income	913	523	1,429	858
Interest expense	1,826	1,719	3,525	3,499
Income before income taxes	29,840	12,214	64,139	31,943
Income tax provision	11,638	5,815	25,015	14,600
Net income	$ 18,202	$ 6,399	$ 39,124	$ 17,343
Basic earnings per share of common stock **(1)**	$ 0.41	$ 0.15	$ 0.89	$ 0.40
Weighted average shares outstanding **(1)**	44,311	43,347	44,145	43,236
Diluted earnings per share of common stock **(1)**	$ 0.39	$ 0.15	$ 0.84	$ 0.40
Weighted average shares outstanding, assuming dilution **(1)**	48,500	43,916	48,385	47,240
Number of stores open at beginning of period	551	488	538	478
Number of stores opened during period	4	14	17	25
Number of stores expanded during period *	---	1	---	5
Number of stores closed during period	---	2	---	3
Number of stores open at end of period	555	500	555	500
Total store square footage at end of period	3,152,000	2,838,000		

*   *Expanded stores are excluded from comparable store sales for the first year following expansion.*

(1) Fiscal 2001 earnings per share and shares outstanding have been restated for the effect of the May 2002 3-for-2 stock split.

ANNTAYLOR STORES CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
August 3, 2002 and February 2, 2002
(unaudited)

	August 3, 2002	February 2, 2002
ASSETS	(in thousands)	
Current assets		
Cash and cash equivalents	$180,452	$ 30,037
Accounts receivable, net	11,400	65,296
Merchandise inventories	169,455	180,117
Prepaid expenses and other current assets	49,908	50,403
Total current assets	411,215	325,853
Property and equipment, net	244,222	250,735
Goodwill, net	286,579	286,579
Deferred financing costs, net	4,614	5,044
Other assets	14,969	14,775
Total assets	$961,599	$882,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 69,582	$ 59,482
Accrued expenses	83,942	75,882
Current portion of long-term debt	---	1,250
Total current liabilities	153,524	136,614
Long-term debt, net	119,951	118,280
Deferred lease costs and other liabilities	18,742	15,963
Stockholders' equity (1)		
Common stock, $.0068 par value; 120,000,000 shares authorized; 48,883,809 and 48,275,957 shares issued, respectively	221	219
Additional paid-in capital	499,262	484,582
Retained earnings	255,158	218,709
Deferred compensation on restricted stock	(7,129)	(9,296)
	747,512	694,214
Treasury stock, at cost 4,051,553 and 4,210,232 shares, respectively	(78,130)	(82,085)
Total stockholders' equity	669,382	612,129
Total liabilities and stockholders' equity	$961,599	$882,986

(1) February 2, 2002 share information has been restated for the effect of the May 2002 3-for-2 stock split.